Exhibit 99.1
June 28, 2018

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2018 Annual General Meeting of Shareholders of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 26 Harokmim Street, Bldg D, Holon, Israel, on August 6, 2018 at 3:00 PM (Israel time) (the “Meeting”) for the following purposes:

1.	To re-elect two (2) directors to serve as members of the Board of Directors; to elect three (3) new directors to serve as members of the Board of Directors;
2.	To approve compensation for non-executive directors;
3.	To approve a cash bonus plan, and related objectives and terms thereof, to the Company’s President and Chief Executive Officer, for calendar years 2018, 2019 and 2020;
4.	To approve an equity award to the Company’s President and Chief Executive Officer for each of calendar years 2018, 2019 and 2020; and
5.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2018, and until the next annual general meeting.

At the Meeting, you will also have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2017; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the "SEC") on Form 6-K and with the Israeli Securities Authority.

Only shareholders of record at the close of business day on July 3, 2018, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), and intends to vote his or her shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company's shares on the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time set for the Meeting (i.e., 9:00 AM (Israel time) on August 6, 2018). If applicable, you may request instructions about electronic voting from the TASE member through which you hold your shares.

Execution and return of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint holders of shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

A proxy will be effective only if it is received at the Company’s office no later than twenty four (24) hours prior to the time of the Meeting (i.e. 3:00 PM Israel time on August 5, 2018), or – in the case of shareholders voting electronically (as described above) – no later than six (6) hours prior to the time of the Meeting.

By Order of the Board of Directors, /s/ Mr. Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel June 28, 2018

PROXY STATEMENT

COMPUGEN LTD.

26 Harokmim Street, Bldg D

Holon, Israel

2018 Annual General Meeting of Shareholders

To be Held on august 6, 2018

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares” or “Shares”), of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s 2018 Annual General Meeting of Shareholders, or at any adjournment or postponement thereof (the “Meeting”).

The Meeting will be held on August 6, 2018, at 3:00 PM (Israel time), at the Company’s offices at 26 Harokmim Street, Bldg D, Holon, Israel, for the following purposes:

1.	To re-elect two (2) directors to serve as members of the Board of Directors; to elect three (3) new directors to serve as members of the Board of Directors;

2.	To approve compensation for non-executive directors;

3.	To approve a cash bonus plan, and related objectives and terms thereof, to the Company’s President and Chief Executive Officer, for calendar years 2018, 2019 and 2020;

4.	To approve an equity award to the Company’s President and Chief Executive Officer for each of calendar years 2018, 2019 and 2020; and

5.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2018, and until the next annual general meeting.

In addition, at the Meeting, shareholders will also have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2017. This item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K and with the Israeli Securities Authority.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, July 3, 2018, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder, the form of proxy will be voted "FOR" all proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Shareholders whose shares are registered with a member of the TASE should deliver or mail (via registered mail) their completed proxy to the Company’s office, attention: General Counsel, together with an ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time set for the Meeting (i.e. no later than 5:00 AM (Israel time) on August 6, 2018). If applicable, shareholders may request instructions about electronic voting from the TASE member through which they hold their shares.

A proxy will be effective only if it is received at the Company’s office no later than twenty four (24) hours prior to the time of the Meeting (i.e. 3:00 PM Israel time on August 5, 2018), or – in the case of shareholders voting electronically (as described above) – no later than six (6) hours prior to the time of the Meeting.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company chiefly by mail.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. The Company has retained MacKenzie Partners, Inc. to act as the Company’s solicitation agent and to assist with the solicitation of proxies for a fee of $15,000 plus reimbursable expenses. In addition to solicitation by mail, the solicitation agent and certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. Other than as set forth above with respect to the solicitation agent, none of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two (2) or more shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding together Ordinary Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the meeting a quorum is not present, the Meeting shall stand adjourned to August 13, 2018, at the same time and place or to such other later day, time and place as the directors may determine and specify in the publication with respect to such adjourned General Meeting. At such adjourned meeting, any two (2) shareholders present in person, by proxy, by proxy card or by electronic voting, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of June 1, 2018 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares; and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company's records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current nine members of our Board, the Company defines an additional eight individuals to be Office Holders.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within 60 days of June 1, 2018. The Shares that may be issued under these options are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other individual or group shown in the table.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
ARK Investment Management LLC(2)	3,993,751	7.70%
Raging Capital Management, LLC(3)	2,703,564	5.21%
Anat Cohen-Dayag (4)	1,042,500	1.97%
All Office Holders, including directors, as a group, (consists of 16 persons) (5)	2,868,652	5.26%

(1)	Based upon 51,870,572 Ordinary Shares issued and outstanding as of June 1, 2018.

(2)
Based upon information provided by the shareholder in its Form 13F-HR filed with the SEC on May 14, 2018. The address of the principal business office of ARK Investment Management LLC is 155 West 19th Street, 5th Floor, New York, NY 10011.

(3)
Based upon information provided by the shareholder in its Form 13F-HR filed with the SEC on May 15, 2018. Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 14, 2018, Raging Capital Management LLC (Raging Capital) beneficially owns an aggregate of 3,669,955 Ordinary Shares.  In such filing, Raging Capital and William C. Martin are indicated as having shared voting and dispositive power with respect to the Ordinary Shares reported in the Schedule 13G and, as a result, may be deemed to have beneficial ownership of such Shares. However, each of Raging Capital and Mr. Martin specifically disclaim beneficial ownership in the Shares reported in the Schedule 13G. The address of the principal business office of Raging Capital is Ten Princeton Ave., P.O.B. 228, Rocky Hill, New Jersey 08553.

(4)
Consists of (i) 10,000 shares held by Dr. Cohen-Dayag and (ii) 1,032,500 Ordinary Shares subject to options that are exercisable within 60 days after June 1, 2018 with a weighted average exercise price of $4.47 per Share, and which expire between November 2018 and August 2026.

(5)
See Note 4 above. Also includes (i) a total of 1,634,213 Ordinary Shares subject to options that are beneficially owned by directors and Office Holders that are exercisable within 60 days after June 1, 2018 with a weighted average exercise price of $5.61 per Share and which expire between November 2018 and July 2027 and (ii) a total of 191,939 Ordinary Shares held by directors and Office Holders.  Other than Dr. Anat Cohen-Dayag, none of our directors or Office Holders beneficially own 1% or more of our Ordinary Shares.

For information relating to the remuneration of our five most highly compensated Office Holders with respect to the year ended December 31, 2017, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Individual Compensation of Covered Office Holders" in our annual report for 2017 on Form 20-F, which was filed with the SEC on March 27, 2018 (File No. 000-30902).

ITEM NO. 1

RE-ELECTION OF TWO (2) DIRECTORS;

ELECTION OF THREE (3) NEW DIRECTORS

Background

The articles of association of the Company (the “Articles”) provide that the number of directors (including external directors) to serve on our Board shall be no less than five (5) and no more than fourteen (14).

The Board is currently comprised of nine (9) members - seven (7) members are serving terms that expire at the end of the Meeting, out of which five (5) members stand for re-election or election for a further term of service. The remaining two (2) members serve terms that will expire in 2019 (see below under “Recent Corporate Governance Developments”).

Directors are generally elected at each annual general meeting for a term starting at such meeting and until the conclusion of the next annual general meeting of shareholders.

General

Election

At the Meeting, five (5) of the Company's current nine (9) directors are candidates for election. Following the recommendation of our independent directors to the Board in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules (the “Nasdaq Rules”), it is proposed that Dr. Anat Cohen-Dayag and Mr. Paul Sekhri be re-elected as directors and that Mr. Gilead Halevy, Ms. Kinneret Livnat Savitzky and Mr. Sandy Zweifach be elected as directors. If re-elected, or elected, as applicable, each nominated director will serve for a term ending on the date of the 2019 annual general meeting.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All candidates for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The following are brief biographies of each of the five (5) nominees, based upon the records of the Company and information furnished to it by them:

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Cohen-Dayag joined Compugen in 2002 and held various positions. In November 2008, Dr. Cohen-Dayag was appointed as Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed as co-Chief Executive Officer of Compugen and in March 2010 Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, Dr. Cohen-Dayag was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel. Additionally, Dr. Cohen-Dayag is a director of Ramot at Tel-Aviv University Ltd., and a director of the IATI (Israeli Advanced Technologies Industries).

Paul Sekhri joined Compugen’s Board of Directors as its Chairman in October 2017. Paul Sekhri was appointed the President and CEO of Lycera Corp. in February 2015. Prior to joining Lycera, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi from April 2014 through January 2015. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries, Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of Veeva Systems Inc., Ipsen S.A., Chairman of the Board of Supervisory Directors of Pharming N.V. and Topas Therapeutics GmbH, and Chairman of the Board of Petra Pharma. Additionally, Mr. Sekhri is on the Board of Directors of the TB Alliance, and, as an avid classical music enthusiast, is on the Boards of The Metropolitan Opera, The Knights and the English Concert in America. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall.

Gilead Halevy was appointed by the Board on June 7, 2018 to serve as a director of the Company. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Prior to establishing Kedma, Mr. Halevy served as a Director at Giza Venture Capital from 2001 to 2006, where he led investments in communication and information technology companies, and directed Giza’s European business activities. From 1998 to 2001, Mr. Halevy practiced law at White & Case LLP. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. Mr. Halevy currently serves as chairman of Brand Industries Ltd. (TASE), Carmor Integrated Solutions Ltd., Carmel Wineries; Continuity Software Ltd. And S.AL Holdings. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Kinneret Livnat Savitzky was appointed by the Board on June 7, 2018 to serve as a director of the Company. Since October 2017, Dr. Livnat Savitzky serves as the Interim CEO and since January 2018 as a board member of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation and Takeda Ventures Inc. (the venture group of Takeda Pharmaceutical Company) Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: as an active chairperson in each of KAHR Medical and ImmPACT-Bio and as a director in Evogene Ltd., Hadasit and DreaMed Diabetes. In addition, Dr. Livnat Savitzky serves as a consultant to other pharmaceutical development companies and related funds. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others.  Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D with distinction in Human Genetics from Tel Aviv University.

Sanford (Sandy) Zweifach was appointed by the Board on June 7, 2018 to serve as a director of the Company. Mr. Zweifach is the Founder and Chief Executive Officer of Nuvelution Pharma, Inc. since2015. From 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. From 2003 to 2005, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was responsible for oversight of the firm’s finance department, as well as President of the firm’s M&A and financing division. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Currently, he is a Chairman of Lyric Pharmaceuticals Inc., a director of Realm Therapeutics, Inc., and Chairman of IMIDomics, S.L. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

New Directors

The members of our Board have approved the appointment of each of Mr. Gilead Halevy, Ms. Kinneret Livnat Savitzky and Mr. Sandy Zweifach, for service as directors and are now recommending that the shareholders approve such appointment, considering their broad experience, ranging from managerial to business, therapeutics, financial and public board experience. Collectively, they bring experience from the pharma and biotech industries, including with respect to building therapeutic pipeline companies and executing collaborative and strategic alliance agreements with pharmaceutical and biotechnology companies, as well as capital markets experience, which all together support the members' belief that such appointment will, among other benefits to the Company, significantly enhance and support the further anticipated growth and business opportunities of Compugen. At the Board meeting approving the appointment of each of the above-mentioned directors, the Board also resolved with respect to directors’ appointment to the committees of the Board, as follows: the Audit Committee shall be comprised of Dr. Arie Ovadia, Prof. Yair Aharanowitz, Mr. Gilead Halevy and Mr. Sandy Zweifach; the Compensation Committee (which shall be separated from the Audit Committee) shall be comprised of Dr. Arie Ovadia, Ms. Kinneret Livnat Savitzky and Mr. Sandy Zweifach; and the Nomination and Corporate Governance Committee shall be comprised of Mr. Paul Sekhri, Ms. Kinneret Livnat Savitzky and Mr. Sandy Zweifach. The members of each of these committees will elect one of its members who shall serve as its chairperson.

Recent Corporate Governance Developments

On June 7, 2018, our Board of Directors adopted reliefs contained in regulations promulgated under the Companies Law, that exempt Israeli companies whose shares are traded on certain foreign stock exchanges, including the Nasdaq stock exchange, and that do not have a controlling shareholder, from the requirements under the Companies Law to appoint at least two external directors, and from related requirements concerning the composition of the audit and compensation committees of the board of directors. In order to be eligible for these reliefs, we currently comply, and will be required to continue to comply, with the Nasdaq majority board independence requirement, and with the Nasdaq and SEC audit and compensation committee composition requirements. In accordance with said decision of our Board, and the requirements under said regulations, our two serving external directors immediately prior to such Board resolution, Messrs. Yair Aharonowitz and Arie Ovadia, will continue to serve as non-executive directors until the earlier of the expiry of their current three-year terms of service, on April 19, 2019, or the date of the 2019 Annual General Meeting of Shareholders.

Compensation

Pursuant to Israeli law, any arrangement between the Company and a director of the Company as to such director’s terms of office and employment, as a director or in other capacities in which he or she is employed with the Company, must generally be consistent with the company's compensation policy and generally requires the approval of the compensation committee, the board of directors and the shareholders.

Compensation to our Non-Executive Directors

In 2013, our shareholders approved the compensation to be paid to each of our then serving and any future serving “non-executive” directors (the “2013 Resolution”). A non-executive director is a director who is not, or who ceases to be, an employee of the Company and who does not, or ceases to, hold a management position with the Company or provide services to the Company in addition to his or her office as a director. Four of the nominees for election as directors at the Meeting, all except Ms. Cohen-Dayag, as well as Messrs. Aharonowitz and Ovadia, qualify as non-executive directors. However, despite the fact that Mr. Paul Sekhri serves as a non-executive director, upon his first appointment in October 2017, our shareholders approved compensation for Mr. Sekhri, which is different from that paid to our other non-executive directors (see below).

In the Meeting, we propose to change the compensation that is to be paid to our current and future non-executive directors (except for Mr. Sekhri) in the manner provided for under Item 2 of this Proxy Statement. Following the approvals of our Audit Committee (sitting as a compensation committee) and Board of Directors on June 6 and June 7, 2018, respectively, and subject to their election by our shareholders, and the approval by our shareholders of the new compensation for our non-executive directors, proposed under Item 2, each of our nominees, other than Dr. Cohen-Dayag and Mr. Sekhri, will receive such new compensation with respect to his or her service as our director. It being clarified that should the proposal to change the compensation paid to our non-executive directors, as detailed under Item 2, not be approved by our shareholders, our non-executive directors, except for Mr. Sekhri, will be compensated in the manner provided for under the 2013 Resolution. For details regarding the 2013 Resolution please see the Company's Proxy Statement for the 2017 Annual General Meeting of Shareholders, filed with the SEC on May 30, 2017, under Item 1, "Remuneration to the Company’s Non-Management Directors."

Compensation to Mr. Paul Sekhri, the Company's Chairman of the Board of Directors

On October 17, 2017, our shareholders approved, following previous resolutions made by our Audit Committee (sitting as a compensation committee) and the Board, and consistent with our Compensation Policy, the following compensation for our non-executive Chairman of the Board, Mr. Paul Sekhri:

Cash Fees: An annual cash fee in the amount of $150,000. No per meeting fees are paid in addition to such annual cash fee.

Grant of Options to Purchase Ordinary Shares: a one-time initial grant of options to purchase 500,000 Ordinary Shares at an exercise price of $2.85 per share. These options are subject to the terms and conditions applicable to options granted under the 2010 Plan. Such grant vests over a four-year period as follows: twenty five percent (25%) will vest on the first day of the quarter one calendar year immediately following the quarter in which the options were granted; and an additional 6.25% will vest each quarter thereafter for the next 36 months. These options will expire ten years after the grant date, unless they expire earlier in accordance with the terms of the 2010 Plan. The acceleration provisions applicable to options granted to other non-executive directors also apply to the options granted to Mr. Sekhri.

Following the approvals of our Audit Committee (sitting as a compensation committee) and Board on June 6 and June 7, 2018, respectively, and subject to his re-election by our shareholders, Mr. Sekhri will continue to receive the cash fee referred to above; as such cash fee was already approved by our shareholders in October 2017, with respect to Mr. Sekhri’s service as our Chairman of the Board, it does not require any further approval.

Compensation to Dr. Anat Cohen-Dayag, the Company’s President and Chief Executive Officer

Dr. Cohen-Dayag, the Company's President and Chief Executive Officer, is not entitled to any compensation with respect to her role as our director. However, in the event of termination of Dr. Cohen-Dayag employment agreement, she will be entitled to receive the same compensation as paid to our non-executive directors (except for Mr. Sekhri) to the extent and for as long as she will be serving as such. For information regarding the compensation paid to Ms. Cohen-Dayag with respect to her role as our President and Chief Executive Officer, please see Items 3 and 4 below.

 Indemnification, Insurance and Exemption

The Companies Law and our Articles allow the Company to indemnify and insure its Office Holders, including directors, and to exempt them from liability for certain breaches of their duty of care, to the fullest extent permitted by law. Indemnification letters, covering exemption from, indemnification and insurance of liabilities imposed on our Office Holders, including directors, under the Companies Law and the Israeli Securities Law, were approved by our shareholders on September 17, 2013, following approval by our Compensation Committee and Board of Directors, for our then serving directors and for any director who may be appointed in the future. Accordingly, such letters were granted to each of the above-mentioned nominees for re-election, and, subject to the approval of their nomination, will also be granted to each of the nominees for a first election. We currently hold directors' and officers' liability insurance policy for the benefit of all of our Office Holders, including our directors, the terms of which are consistent with the limitations set forth in our Compensation Policy.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED that:

(a)
Dr. Anat Cohen-Dayag be, and she hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2019 and when her successor has been duly elected; and

(b)
Mr. Paul Sekhri be, and he hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2019, and when his successor has been duly elected; and

(c)
Mr. Gilead Halevy be, and he hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2019 and when his successor has been duly elected; and

(d)
Ms. Kinneret Livnat Savitzky be, and she hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2019 and when her successor has been duly elected; and

(e)
Mr. Sandy Zweifach be, and he hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2019 and when his successor has been duly elected.”

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of each of the above resolutions.

The election of each of these nominees will be voted upon separately at the Meeting.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

As each of the five (5) directors who are candidates for re-election or election, as applicable, has a personal interest in the above resolutions regarding his or her election, they refrained from making a recommendation, each with respect to his or her own nomination.

ITEM NO. 2

APPROVAL OF COMPENSATION TO OUR NON-EXECUTIVE DIRECTORS

Background

For a discussion regarding Israeli law requirements for approval of compensation to directors, and the Company’s previous resolution regarding compensation to non-executive directors, i.e. the 2013 Resolution, please see above in Item 1, under “General”, “Compensation” and “Compensation to our Non-executive Directors.”

Currently, in accordance with the 2013 Resolution, the cash fees paid to each of our non-executive directors (except for the Chairman of the Board) include an annual fee of NIS 37,115, an additional annual amount of NIS 17,985 for service on one or more committees of the Board and NIS 3,626 as a per-meeting fee (with 60% of such per-meeting fee paid for participation by means of telephonic communication and 50% for resolutions received in writing). In addition, in accordance with the 2013 Resolution, our non-executive directors are also entitled to a grant of options to purchase 10,000 of the Company’s Ordinary Shares on July 31 of each calendar year, upon terms set forth in such resolution.

General

As Compugen has recently become a clinical stage company, and with its strategic long-term goal of obtaining substantial global business presence, we are continuing to appoint new Board members who possess vast managerial, business and financial experience in the pharma and biotech industries, who are expected to significantly enhance and support Compugen's further growth and business opportunities. While doing so, our Audit Committee (sitting as a compensation committee) and Board consider it appropriate that all of our non-executive directors, either currently serving or who will be appointed in the future, except for the Chairman of the Board, be similarly compensated, through a compensation mechanism that will take into account the common practice implemented by our global peers, recognizing the time, attention and expertise required by such directors, and that will set a solid foundation for attracting directors with the appropriate skills and experience applicable to the life sciences industry.

The ability of the Company to seek the most appropriate board members, based on the criteria set out above is challenging at the current low level of compensation paid to our non-executive directors. Accordingly, our Audit Committee and Board believe that the Company’s vision of becoming a global leader in its field requires it to offer compensation terms to its non-executive directors, which will allow the Company to also competitively attract U.S. based directors to serve as members of it board, and that the new compensation package detailed below is an important step forward towards reaching this goal.

Our Audit Committee and Board have evaluated comparative information relating to cash compensation and to total compensation of non-executive directors in peer companies, both locally and in the United States. Following evaluation of the benchmark information provided to the Company by Radford Surveys and FW Cook (an independent consulting firm specializing in executive and director compensation), our Audit Committee and Board found that the existing compensation levels provided by the Company to its non-executive directors falls far behind the compensation levels offered by the companies with which it competes for director talent, which are mostly U.S. based companies. The proposed total compensation for our non-executive directors, as further detailed below (still below the 25th percentile of compensation levels for non-executive directors in comparable U.S. companies), is designed to provide a more suitable and competitive compensation package for such directors and better align the long-term directors’ interests with those of the Company and its shareholders. Further, the purpose of the proposed equity grant (see below) is to provide a more competitive compensation package in terms of total compensation, while putting a significant weight on the equity component, which is intended to serve both as a retention incentive to our non-executive directors and, as it is provided in options with an exercise price reflecting the market value of our Shares at the time of grant, as an assurance that such special one-time award is linked to the creation of long term shareholder value.

Cash

Consistent with our Compensation Policy, our Board, following the approval of the Audit Committee (sitting as a compensation committee), has approved, and recommends that shareholders approve, that the below cash compensation be paid to each of the Company’s non-executive directors, whether currently in office or appointed in the future, excluding the Chairman of the Board, without the need for further action or approval, with effect from June 7, 2018, the date of the appointment of Mr. Halevy, Ms. Livnat Savitzky and Mr. Zweifach for service as directors by our Board of Directors:

(i) an annual fee of $45,000 (the “Annual Base Fee”); and

(ii) an additional annual amount to be paid to non-executive directors, other than the Chairman of the Board, for service as members on each of the Company’s committees, as follows (the “Additional Annual Fee”):

(a)	Audit Committee - $2,500 for a member, or $5,000 for the chairman;
(b)	Compensation Committee - $2,000 for a member, or $4,000 for the chairman; and
(c)	If applicable, Nomination and Governance Committee - $1,000 for a member, or $3,000 for the chairman.

No additional compensation shall be paid for attendance at a board or committee meeting.

It is noted that in its efforts to offer compensation terms which are more aligned with the common practice of most U.S. issuers, the Company has moved to an increased annual cash fee and committee membership fees only which will be in lieu of the previous payment structure (which is prevalent with Israeli issuers) that is based on lower annual and membership fees with additional payment of per meeting fees.

The Annual Base Fee together with the Additional Annual Fee shall be referred to as the “Annual Fees.” The Annual Fees shall be paid on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, in U.S. dollars or in NIS and shall be subject to VAT, as applicable.

As noted above, the proposed cash fees comply with the limitations and is below the caps set forth under our Compensation Policy, according to which a non-executive director may be entitled to an annual fee in an amount of up to twice the maximum amount permitted from time to time with respect to the Company in accordance with regulations promulgated under the Companies Law, and governing the terms of remuneration for external directors and relevant alleviations provided for public companies whose shares are traded on a stock exchange outside of Israel – currently, the sum of $74,565, and with respect to a foreign-based director, the annual fee is capped at three times such maximum amount – currently, the sum of $111,847. In addition, the Compensation Policy allows a committee membership fee in a sum of up to US$10,000 per each committee in which such director is a member.

Equity

Consistent with our Compensation Policy, our Board of Directors, following the approval of the Audit Committee (sitting as a compensation committee), has approved, and recommends that shareholders approve, that in addition to the cash compensation detailed above, each non-executive director (excluding the Chairman of the Board) shall be entitled to a yearly grant of options to purchase Company’s Ordinary Shares, so that in the first year of service as director, each non-executive director shall be entitled to a one-time grant of 35,000 options (the "Initial Option Grant") and, in addition, to a yearly grant of 10,000 options in each of the following years of service (the "Annual Option Grant"), as detailed below.

The grant date of each Initial Option Grant shall be the date of appointment for service as director, whether initially appointed by the Board or by the general meeting of shareholders, with an exercise price equal to the Company’s Ordinary Shares on the NASDAQ on the last trading day prior to the date of their initial appointment to serve on the Board. The grant date of each Annual Option Grant shall be such date in each year on which the Board approves the annual option grants to other management Office Holders (provided that the service as director continues at the time of each grant), with an exercise price equal to the closing price of the Company’s Ordinary Shares on the NASDAQ on the last trading day prior to such Board approval.

In accordance with the Companies Law, the grant dates of the Initial Option Grants to each of Mr. Halevy and Ms. Livnat Savitzky, who are nominated for election as directors, shall be the date of the Meeting, and the options to be granted to them shall have an exercise price equal to $3.85 (the closing price of the Company’s Ordinary Shares on the NASDAQ on the last trading day prior to the date of their appointment to serve on the Board).  The total value of the proposed Initial Option Grant (assuming vesting of the entire grant), calculated based on the value on June 1, 2018, is approximately $62,000. As for Mr. Zweifach, who is also nominated for election as director, he was granted 40,000 options to purchase the Company’s Ordinary Shares in February 2018 while serving as a consultant to the Company, which service was terminated upon his appointment as director by the Board. Mr. Zweifach therefore waived his right to receive the Initial Option Grant and will be entitled only to future Annual Option Grants. The total value of the proposed Annual Option Grant (assuming vesting of the entire grant), calculated based on the value on June 1, 2018, is approximately $17,500. For assumptions and key variables used in the calculation of the equity value see Note 7 to our 2017 consolidated financial statements forming part of our Annual Report on Form 20-F, which was filed with the SEC on March 27, 2018.

Both the Initial and the Annual Option Grants shall be subject (other than as described herein) to the terms and conditions of the Company’s 2010 Share Incentive Plan (the “2010 Plan”) or any other equity-based incentive plan the Company may adopt in the future and pursuant to which these equity awards would be granted.  All such grants shall vest over a four-year period as follows: twenty five percent (25%) will vest on the first day of the quarter one calendar year immediately following the quarter in which the options were granted; and an additional 6.25% will vest each quarter thereafter for the next 36 months.

Notwithstanding the terms of the relevant plan, all options granted to non-executive directors shall be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders (a “Corporate Transaction”). Further, notwithstanding the terms of the relevant plan, all options granted which shall be vested as of the date of final termination of office as a non-executive director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such options will be granted to the non-executive directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), under the capital gains route.

As noted above, the proposed equity grants comply with the limitations and caps set forth under our Compensation Policy, according to which the aggregate value of fixed annual equity-based awards granted to a non-executive director during any calendar year shall not exceed, calculated as of the date of their grant, 300% of such non-executive director’s aggregate annual, committee membership and per-meeting fees for the preceding twelve (12) months (“Equity Cap”); provided however, that when it is required in order to attract a foreign based director who is an industry expert with significant global experience, or who can provide the Company with a significant added value that is material to the Company, the initial equity grant can be up to the higher of: (i) such director's Equity Cap; or (ii) 60,000 Options.

Total Compensation

The Annual Fees and the grant of equity, as detailed above, shall comprise the total compensation that each of our non-executive directors (including Messrs. Aharonowitz and Ovadia, our previous external directors, and excluding the Chairman of the Board) shall be entitled to receive as remuneration for his or her service as our director, as of June 7, 2018. As noted above, the proposed total compensation for our non-executive directors is still below the 25th percentile of compensation levels for non-executive directors in comparable U.S. companies. In the event that a non-executive director serves as such during only a portion of the period, either less or in excess of 12 months, between two annual general meetings of shareholders, a pro-rated amount of the Annual Fees will be paid.

Should the proposed compensation for our non-executive directors, as detailed under this Item 2, not be approved by our shareholders, our non-executive directors, excluding our Chairman of the Board, will continue to be compensated in the manner provided for under the 2013 Resolution.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the proposed compensation for each of our currently and future serving non-executive directors, excluding our Chairman of the Board, as set forth in Item 2 to the Company's Proxy Statement for the 2018 Annual General Meeting of Shareholders, be, and the same hereby is, approved.”

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 3

AN ANNUAL CASH BONUS PLAN, AND RELATED OBJECTIVES AND
TERMS THEREOF, TO THE PRESIDENT AND CHIEF EXECUTIVE OFFICER FOR CALENDAR
YEARS 2018, 2019 AND 2020

Background

Under the Companies Law, arrangements regarding the compensation of a CEO of a publicly traded company, who also serves as a director, require approvals of the compensation committee, board of directors and company’s shareholders, in that order. Furthermore, in general, such compensation should be consistent with the company’s compensation policy.

The existing compensation terms of our CEO, Ms. Cohen-Dayag, were last approved by our shareholders in our 2015 Annual General Meeting of Shareholders; Pursuant to Dr. Cohen-Dayag's employment agreement, as the President and Chief Executive Officer of the Company, she is entitled to a gross monthly salary of NIS 118,800 (approximately $33,277 according to the representative rate of exchange on June 1, 2018, of $1.00 = NIS 3.57). Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Cohen-Dayag is eligible for an annual grant of equity based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law and to the terms of our Compensation Policy.

We now seek our shareholders’ approval for the CEO’s Cash Bonus Plan for the years 2018, 2019 and 2020.

General

Dr. Cohen-Dayag has been with the Company since 2002 holding various positions, including Vice President - Research and Development, co-Chief Executive Officer and, since March 2010, as our CEO. Dr. Cohen-Dayag has led the Company in its efforts to develop and execute its new long-term strategy of transforming from a discovery infrastructure company to a product-oriented discovery and drug development company, focused in the field of cancer immunotherapy, having its own clinical stage therapeutic pipeline, and with a goal of obtaining substantial global business presence. Our Audit Committee (sitting as a compensation committee) and our Board of Directors believe that Dr. Cohen-Dayag, who has a deep understanding of the Company’s technology, pipeline, business and corporate aspects, will continue to play a major role in the Company’s pursuit of significantly enhancing its business and growth opportunities.

As part of the Company’s forward looking strategic plans for the next few years, our Audit Committee (sitting as a compensation committee) and our Board, believe it is appropriate to adjust for our CEO a bonus plan structure that awards annual achievements but is aligned with the Company’s forward-looking strategy and therefore suggest reverting to an incentive system that is based on a three-year bonus plan as was previously instituted in 2014. The suggested bonus plan includes annual objectives that are set in advance every year and are also evaluated by the Compensation Committee and Board each year, while having a general structure that is aligned with the Company’s strategy for the next 3 years, focusing on using the Company's discovery capabilities to achieve new collaborations and advance partnered programs as well as for the development of internal pipeline programs.

Consistent with the Compensation Policy and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as the related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonus payment, to be granted to the Company's President and Chief Executive Officer.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Audit Committee (sitting as a compensation committee) and the Board have approved on June 6 and June 7, 2018, respectively, and are recommending that the shareholders approve, an annual bonus plan for each of the calendar years 2018, 2019 and 2020, for Dr. Anat Cohen-Dayag, and related objectives and terms thereof, all as detailed below; when reaching their conclusion, our Audit Committee and Board analyzed all factors and considerations required under our Compensation Policy, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Ms. Cohen-Dayag, the estimation of Ms. Cohen-Dayag’s expected contribution and the importance of Ms. Cohen-Dayag to the future growth and profitability of the Company.

Eligibility

Dr. Cohen-Dayag shall be eligible to receive an annual cash bonus for each of the calendar years 2018, 2019 and 2020, under the framework set forth below, without the need for further shareholder approval, subject to (i) meeting the specific performance criteria determined by the Compensation Committee and Board with respect to each such year, in accordance with the objectives set forth below, (ii) the terms set forth below, (iii) the limitations set forth in the Compensation Policy and any applicable law, and (iv) continuous employment of Dr. Cohen-Dayag as the Company’s President and Chief Executive Officer through the last day of the calendar year with respect to which the annual cash bonus is proposed to be paid.

Threshold, Target and Maximum Annual Cash Bonus

The annual cash bonus amount that Dr. Cohen-Dayag will be entitled to upon achievement of 100% of her objectives, i.e. her target bonus, will be, with respect to each calendar year, no more than six (6) monthly salaries, as shall be determined by the Compensation Committee and the Board with respect to each year. Currently Dr. Cohen-Dayag’s target bonus is set at 3.33 monthly salaries. For each year, there will be an over achievement opportunity for achievement of her objectives so that the maximum payment with respect to each calendar year shall be 150% of the target bonus determined by the Compensation Committee and Board for such year (i.e. 9 monthly salaries if the target bonus is set at 6 monthly salaries).  Currently Dr. Cohen-Dayag’s maximum bonus is set at five (5) monthly salaries.

Following evaluation of the benchmark information provided to the Company by Radford Surveys, Sigal Doron (an Israeli executive compensation & benefits consultant) and Zviran Consulting and Surveys (an Israeli compensation & benefits consultant) which includes information with respect to the Company’s peer group (among them life science and high-tech companies that are comparable in terms of size, number of employees, global nature and market cap), the Audit Committee (sitting as a compensation committee) and the Board have determined that the current annual bonus target and the respective maximum payment opportunity for our CEO are relatively low in relation to equivalent opportunities extended to the CEOs of the companies included in the peer group, and that, accordingly, both the target bonus payment and the maximum bonus payment should be increased to a maximum of six (6) monthly salaries and nine (9) monthly salaries, respectively, which would locate our CEO within the average of the peer group. Our Audit Committee (sitting as a compensation committee) and our Board, believe that this would reflect a more appropriate level of compensation for our CEO, taking into account her value and importance to the Company, and providing a more effective incentive for our CEO to achieve the Company’s annual objectives.

If less than 50% of the applicable measurable objectives set for such year are achieved, Dr. Cohen-Dayag will not be entitled to any annual cash bonus.

The bonus payment shall be determined linearly in relation to the achievement score so that at an achievement score of 50%, and provided that at least 50% of the measurable objectives set for such year are achieved, payment will be 50% of the target bonus (up to 3 monthly salaries), at an achievement score of 100% payment will be the target bonus defined for such year, and at an achievement score of 150% payment will be 150% of the target bonus (up to 9 monthly salaries).

Objectives

The objectives for the annual cash bonus of Dr. Cohen-Dayag for each of the calendar years 2018, 2019 and 2020, shall be determined by the Compensation Committee and the Board, following the approval of the Company’s objectives with respect to such year based on the overall Company performance measures, using the following objectives:

	Weight	Objectives
Measurable Objectives	30-60%
Enter into new collaborations and advance partnered programs, originated by the Company's discovery capabilities.  Such objective is measured by predefined measurable targets set by our Compensation Committee and Board for cash inflow to be received by the Company under any such collaboration and/or partnered program.

30% - 60%
Ensure successful development path for internal pipeline programs, originated by the Company's discovery capabilities.  Such objective is measured by predefined measurable targets set by our Compensation Committee and Board for development progress of the Company's internal pipeline programs.

Non-measurable Objectives	up to 20%	Discretionary components

Each of the above-mentioned objectives is, and in 2019 and 2020 shall be, a defined target that is derived from the Company’s annual work plan and will be assigned a specific weight within the applicable range. For 2018, each the above-mentioned objectives was specifically defined in greater detail as part of the decisions made by the Audit Committee (sitting as a compensation committee) and Board in this respect, each representing a challenging objective for our CEO, which is aligned to the creation of shareholder value to the Company. As the specific objectives that are defined for each year contain confidential commercial information of the Company, the disclosure of which may be detrimental to the Company and its shareholders, they are not disclosed by the Company. For each of the years 2019 and 2020, our Compensation Committee and Board will also specify detailed measurable targets with respect to the bonus objectives, and determine the weights within the range of each objective specified in the table above (and selected for year 2018), provided that up to 20% of the defined target bonus will be based on non-measurable objectives.

For 2017, our Audit Committee (sitting as compensation committee) and Board added a specific pre-condition for the bonus payment of achieving at least one new collaboration, and as the disclosure of such pre-condition was not found by the Board to be detrimental to the interests of the Company or its shareholders at such time, and considering that the bonus plan was defined for 2017 only - such pre-condition was disclosed. Currently, our Audit Committee (sitting as compensation committee) and Board believe that such pre-condition is not required to be added to the proposed three-year plan structure or to its 2018 plan, as similar thresholds and pre-conditions for each respective year already exist, and will continue to exist, as part of the internally set objectives.

Subject to receipt of shareholder approval at this Meeting of the above three-year cash bonus plan, related objectives and terms thereof for Dr. Cohen-Dayag, the Compensation Committee and the Board will determine, following approval by the Board of the Company's audited financial statements for each of the 2018, 2019 and 2020 fiscal years, without the need for further shareholder act or approval, the actual bonus to be paid, if any, to Dr. Cohen-Dayag with respect to 2018, 2019 and 2020.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED: to approve an annual cash bonus plan for each of the calendar years 2018, 2019 and 2020 for Dr. Anat Cohen-Dayag, the Company's President and Chief Executive Officer, and the related objectives and terms thereof, as set forth in Item 3 to the Company's Proxy Statement for its 2018 Annual General Meeting of Shareholders."

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting is required for the approval of the cash bonus plan to our CEO for calendar years 2018, 2019 and 2020; provided that, the majority of the shares voted in favor of this proposal are not held by "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other Office Holder, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Compugen, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

As Ms. Cohen-Dayag has a personal interest in the above resolution, she refrained from voting with respect thereto.

ITEM NO. 4

An ANNUAL EQUITY AWARD PLAN TO THE PRESIDENT AND CHIEF EXECUTIVE
OFFICER FOR THE CALENDAR YEARS  2018, 2019 AND 2020

Background

For information with respect to the compensation of Dr. Cohen-Dayag with respect to her role as our President and Chief Executive Officer, please see Item 3 above.

General

Yearly Grant of Options to Purchase Ordinary Shares

As part of the Company’s forward looking strategic plans for the next few years, our Audit Committee (sitting as a compensation committee) and Board, believe that, as with the cash bonus plan (see Item 3 above), it is appropriate to define for our CEO a three-year equity plan, that is aligned with such forward-looking strategy.

Accordingly, as part of the remuneration to Dr. Anat Cohen-Dayag, in her role as President and Chief Executive Officer of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for management directors, the Audit Committee (sitting as a compensation committee) and Board of Directors have approved in their separate resolutions dated June 6 and June 7, 2018, respectively, and are recommending that the shareholders approve, an annual equity grant plan for each of the calendar years 2018, 2019 and 2020, according to which Dr. Cohen-Dayag shall be granted options to purchase up to 150,000 Ordinary Shares in each of 2018, 2019 and 2020 (the “Options Framework”), as shall be determined by the Compensation Committee  and Board of Directors with respect to each such year, in accordance with the Options Framework. In order to align such grants (including the exercise price and vesting period) with the annual grant of options to management Office Holders other than Dr. Cohen-Dayag (for whom shareholder approval is not required), the grant date for Dr. Cohen-Dayag will be on such date in 2018, 2019 and 2020 on which the Board of Directors approves the respective year's annual option grants to management Office Holders in such year. The value of the maximum suggested option grant (assuming vesting of the entire grant) for each of the years 2018, 2019 and 2020, calculated based on the value on June 1, 2018, is approximately US$265,000. For assumptions and key variables used in the calculation of the equity value see Note 2o to our 2017 consolidated financial statements forming part of our Annual Report on Form 20-F, which was filed with the SEC on March 27, 2018.

The options granted in each respective year shall be subject to the terms and conditions applicable to options granted under the 2010 Plan.

Each annual option grant will vest over a four-year period as follows: twenty five percent (25%) will vest on the first day of the quarter one calendar year immediately following the quarter in which the options are granted; and an additional 6.25% will vest each quarter thereafter for the next 36 months.

These options will have an exercise price equal to the closing price of the Company’s Ordinary Shares on NASDAQ on the last trading day prior to the approval of each year's grant by the Board. These options will expire ten years after the grant date, unless they expire earlier in accordance with the terms of the 2010 Plan or the terms of the option agreement to be entered into between the Company and Dr. Cohen-Dayag.

The options will be granted through a trustee under Section 102 of the Tax Ordinance and, in accordance with the Company's previous election in this regard, be subject to the capital gains route for tax purposes.

Our Audit Committee (sitting as a compensation committee) and Board of Directors believe that the proposed grants of equity for the years 2018, 2019 and 2020, which shall be made to Dr. Cohen-Dayag in accordance with the Options Framework, are in the Company's best interests and are in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy, including the limitation that in no event shall the aggregate value of annual and ad hoc equity-based awards granted to an officer during any calendar year, calculated as of the date of their grant, exceed  300% of such officer’s annual base salary. When reaching their conclusion, our Audit Committee and Board of Directors analyzed all factors and considerations required under our Compensation Policy, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Dr. Cohen-Dayag, the estimation of Dr. Cohen-Dayag’s expected contribution and the importance of Dr. Cohen-Dayag to the future growth and profitability of the Company.

Additional Rights with respect to Equity

In accordance with her employment terms, in the event that Dr. Cohen-Dayag's employment is: (a) terminated by the Company, other than for “justifiable cause” (as defined in her employment agreement); or (b) terminated by Dr. Cohen-Dayag for “good reason” (as defined in her employment agreement) (hereinafter, (a) and (b) shall be referred to together as “Dismissal”), or in the event of a “change of control” (as defined in her employment agreement) - all outstanding unvested options granted to Dr. Cohen-Dayag as of such time will be accelerated and become immediately exercisable as of the effective date of such dismissal/change of control. Upon acceleration due to an event of a dismissal, Dr. Cohen-Dayag will also be entitled to exercise all outstanding vested options for a period of one (1) year from the date of such dismissal, provided that such period does not extend beyond ten (10) years from the date of grant. Upon acceleration due to an event of a change of control, following which Dr. Cohen-Dayag's employment is, within 12 months of the closing of such an event: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for any reason, Dr. Cohen-Dayag will be entitled to exercise all outstanding vested options (including those vested as a result of such accelerated vesting) for a period of one (1) year from the date of termination of her employment, provided that such period does not extend beyond ten (10) years from the date of grant.

The above-mentioned provisions with respect to acceleration and extension of the exercise period of options to purchase Ordinary Shares upon termination of Dr. Anat Cohen-Dayag’s employment or change of control shall apply to all options proposed to be granted to her in accordance with this Item 4.

Current Status of Equity Holding

As of June 1, 2018, Dr. Cohen-Dayag holds options to purchase a total of 1,220,000 Ordinary Shares, of which options to purchase 100,000 Ordinary Shares were granted during 2018. Out of the options to purchase 1,220,000 Ordinary Shares: (i) options to purchase 1,032,500 Ordinary Shares, with a weighted average exercise price of $4.47 per share, were exercisable as of June 1, 2018 (including options vesting within 60 days of this date); and (ii) options to purchase 187,500 Ordinary Shares, with a weighted average exercise price of $4.61 per share, had not vested as of June 1, 2018 (including options vesting within 60 days of this date). Of the unvested options at June 1, 2018 (including options vesting within 60 days of this date), options to purchase 37,500 Ordinary Shares are expected to vest during 2018, options to purchase 75,000 Ordinary Shares are expected to vest during 2019 and options to purchase the remaining 75,000 ordinary shares are expected to vest during the period between January 1, 2020 and October 1, 2021. These unvested options were granted under the 2010 Plan.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Options Framework and all other terms for the grant of options to purchase Ordinary Shares at a future date in each of 2018, 2019 and 2020, to Dr. Anat Cohen-Dayag, the Company’s President and Chief Executive Officer, all as described in this Item 4.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting is required for the approval of the equity award to our CEO for each of 2018, 2019 and 2020; provided that, the majority of the shares voted in favor of this proposal are not held by "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Please see Item 3 above for the definitions of the terms "controlling shareholders" and "personal interest".

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

As Ms. Cohen-Dayag has a personal interest in the above resolution, she refrained from voting with respect thereto.

ITEM NO. 5

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2018, and until the next annual general meeting of shareholders.

KFGK has served as the Company independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of KFGK, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018, and until the next annual general meeting.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services.  Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2017 and 2016 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to KFGK for the services rendered in the fiscal years ended December 31, 2017 and 2016:

	2017	2016
Audit Fees	$155,000	$135,000
Audit Related Fees	$15,000	$-
Tax Fees	$2,500	$18,300
All Other Fees	$2,500	$9,000
Total	$175,000	$162,300

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments;

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance tax advice and tax planning which in year 2017 and 2016 were consultancy relating to VAT consultation, Social Security consultation, international tax aspect of the Bayer, submission of a request to enforce benefits under Section 20A to the Israeli tax act and Annual Israeli tax reports; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us including consultancy and consents with respect to our Form F-3 filed with the SEC .

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018, and until the next annual general meeting of shareholders.”

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

RECEIPT AND CONSIDERATION OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2017 will be presented. The Company will hold a discussion with respect thereto at the Meeting, as required by the Companies Law.  This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2017 (filed with the SEC on March 27, 2018), may be viewed on our website – http://www. http://cgen.com/investors/reports, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il. None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, /s/ Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel June 28, 2018

FORM OF PROXY CARD

COMPUGEN LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
AUGUST 6, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Anat Cohen-Dayag, Ari Krashin and Donna Gershowitz, or any one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the Ordinary Shares of Compugen Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 p.m., on August 6, 2018, at the offices of the Company, 26 Harokmim Street, Bldg D, Holon, Israel and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THE FORM OF PROXY WILL BE VOTED "FOR" ALL PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING AND ANY AND ALL ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

COMPUGEN LTD.

AUGUST 6, 2018

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
_________________________________________________________________________

1.	To elect five directors to serve as members of the Board of Directors of the Company	FOR	AGAINST	ABSTAIN
		☐	☐	☐
	Anat Cohen-Dayag	☐	☐	☐
	Paul Sekhri	☐	☐	☐
	Gilead Halevy	☐	☐	☐
	Kinneret Livnat Savitzky	☐	☐	☐
	Sanford (Sandy) Zweifach	☐	☐	☐

2.	To approve compensation for non-executive directors	☐	☐	☐

3.	To approve a cash bonus plan, and related objectives and terms thereof, to the Company’s President and Chief Executive Officer, for calendar years 2018, 2019 and 2020	☐	☐	☐
With respect to Item 3, please indicate by checking within the circle to the right that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanations below)

4.	To approve an equity award to the Company’s President and Chief Executive Officer for each of calendar years 2018, 2019 and 2020	☐	☐	☐
With respect to Item 4, please indicate by checking within the circle to the right that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanations below)

5.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2018 and until the next annual general meeting
		☐	☐	☐

PLEASE NOTE: IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN ITEMS 3 AND/or 4 AND THEREFORE YOU PROBABLY NEED TO CHECK THE BOX TO CONFIRM THE SAME. HOWEVER, YOU SHOULD ONLY AVIOD CHECKING THE BOX IN CASE YOU HOLD THE POWER TO DIRECT THE ACTIVITIES OF THE COMPANY, OTHER THAN BY REASON OF BEING A DIRECTOR OR OTHER OFFICE HOLDER OF THE COMPANY ("CONTROLLING SHARHOLDER") OR IF YOU, YOUR RELATIVE OR A COMPANY, OTHER THAN COMPUGEN, THAT IS AFFILIATED WITH YOU OR YOUR RELATIVE, ARE DOING BUSINESS WITH OR HAVE A FAMILY RELATIONSHIP WITH ANY OF OUR OFFICE HOLDERS ("PERSONAL INTEREST"). YOU DO NOT HAVE PERSONAL INTEREST JUST BECAUSE YOU OWN COMPUGEN SHARES. IF YOU DO NOT CHECK THE BOX YOUR VOTE WILL BE CLASSIFIED AS A VOTE SUBJECT TO PERSONAL INTEREST WITH RESPECT TO ITEMS 3 AND 4 AND THEREFORE WILL NOT BE COUNTED AS PART OF THE NON-INTERESTED VOTES.

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To change the address on your account, please check the box at right and indicate your new address in the address space above. ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                                             Date

Signature of Shareholder                                                             Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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